Exhibit 99.3

AGAPE ATP CORPORATION

COMPENSATION COMMITTEE CHARTER

I.	Purpose

The Compensation Committee (the “Committee”) of the Board of Directors of Agape ATP Corporation, a Nevada corporation (the “Company”), shall have responsibility for the compensation of the Company’s executive officers, including the Company’s Chief Executive Officer (the “CEO”), and for incentive compensation, equity-based and pension plans as further provided in this Charter.

II.	Organization

The Committee shall consist of two or more directors, each of whom shall satisfy the applicable independence and other compensation committee membership requirements of the Company’s corporate governance guidelines, the Nasdaq Capital Market and any other applicable regulatory requirements subject to any exceptions or cure periods that are applicable pursuant to the foregoing requirements and the phase-in periods permitted under the rules of the Nasdaq Capital Market. All Committee members must also qualify as “outside” directors and as “non-employee” directors (as defined in Rule 16b-3 promulgated under the Exchange Act).

Members of the Committee shall be appointed by the Board and may be removed by the Board at any time; provided, however, that if removing a member or members of the Committee would cause the Committee to have fewer than two members, then the Board must at the same time appoint an additional member to the Committee so that the Committee will have at least two members who qualifies as an (a) Outside Directors and (b) Non-Employee Directors. The Committee’s chairperson shall be designated by the Board or, if not so designated, the members of the Committee shall elect a chairperson by a vote of the majority of the full Committee.

The Committee may form and delegate authority to subcommittees from time to time as it sees fit, provided that the subcommittees are composed entirely of directors who satisfy the applicable independence requirements of the Company’s corporate governance guidelines and the Nasdaq Capital arket.

III.	Meetings

The Compensation Committee shall meet at least once annually. The Committee may also hold any special meetings as may be called by the Chair of the Committee, a majority of the members of the Committee or at the request of management. A quorum for any meeting shall be a majority of the members. Members of senior management and others may attend meetings of the Committee at the invitation of the Committee and shall provide pertinent information as necessary

The Chair of the Committee shall consult with management on the preparation of the agenda for each meeting and use reasonable efforts to cause management to distribute the agenda and supporting materials to the Committee members prior to each meeting. The Chair will also cause minutes of each meeting to be prepared and circulated to the Committee members. Meeting agendas and minutes shall also be distributed to the directors who are not members of the Committee. The Committee may meet via telephonic or video conferencing facilities as it sees fit.

The Committee may form and delegate authority to subcommittees when appropriate. The Committee shall report to the Board of Directors as to its activities.

IV.	Authority and Responsibilities

To fulfil its responsibilities, the Committee shall:

1.	Review and make recommendations to the Board with respect to the Company’s compensation strategy to ensure it is appropriate to attract, retain and motivate senior management and other key employees.

2.	Review annually and, except as provided below, approve the structure of the compensation program for the Chief Executive Officer and the Senior Executives as necessary. In establishing such compensation program, the Committee shall consider such factors as it considers relevant, such as the balance between fixed compensation, short-term incentives and long-term incentives, goals and objectives which are sought to be achieved, compensation practices at comparable companies or within the Company’s industry, or changes in compensation practices broadly, at comparable companies or in the Company’s industry.

3.	Review and make recommendations to the Board with respect to the executive compensation philosophy, policies and programs that in the Committee’s judgment support the Company’s overall business strategy and review and discuss, at least annually, the material risks associated with executive compensation structure, policies and programs to determine whether such structure, policies and programs encourage excessive risk-taking and to evaluate compensation policies and practices that could mitigate any such risk.

4.	Develop and approve, from time to time, any of the following that affect the Chief Executive Officer or any of the Senior Executives: (a) new long and short-term incentive plans and programs, including both cash-based and equity-based plans and programs; (b) any employment agreements and severance arrangements; (c) any change-in-control agreements and change-in-control provisions affecting any elements of compensation and benefits; or (d) any deferred compensation plan or special retirement plan or benefit or any special perquisite that would individually, or in the aggregate with other perquisites received by such executive, be required to be reported in the Company’s annual proxy statement. Any material change in the overall structure of the compensation program for the Chief Executive Officer or the Senior Executives, such as the introduction of new incentive programs or plans, or a significant realignment of the allocation of the components of the compensation program among fixed compensation, short-term incentives and long-term, shall be approved by a majority of the independent members of the Board. In addition to the foregoing and not in limitation thereof, the Committee shall, in the case of the Chief Executive Officer and, in the case of any of the Senior Executives, may submit any of the itemized matters for approval by the independent directors.

5.	Receive periodic reports on the Company’s compensation programs as they affect all employees, or the senior management group (including the Chief Executive Officer and the Senior Executives), such as incentive, special or supplemental compensation and benefits, including supplemental retirement benefits and the perquisites provided to them during and after employment.

6.	Review on an annual basis and make recommendations to the Board with respect to the Company’s incentive compensation, equity-based and pension plans, if any. With respect to each such plan, the Committee shall have responsibility for:

(a)	implementing and administering the plan;

(b)	setting performance targets under all annual bonus and long-term incentive compensation plans as appropriate and committing to writing any and all performance targets for executive officers who may be “covered employees” under applicable laws and regulations;

(c)	if called for by the plan, certifying that any and all performance targets used for any performance-based equity compensation plans have been met before payment of any executive bonus or compensation or exercise of any executive award granted under any such plans;

(d)	approving all amendments to, and terminations of, all compensation plans and any awards under such plans;

(e)	granting any awards under any performance-based annual bonus, long- term incentive compensation and equity compensation plans to executive officers or current employees with the potential to become the CEO or an executive officer, including share options and other equity rights (e.g., restricted shares and share purchase rights);

(f)	approving which executive officers are entitled to awards under the Company’s stock option plans; and

(g)	approving repurchases of securities from terminated employees.

In reviewing the Company’s incentive compensation, equity-based and pension plans, the Committee may consider the plan’s administrative costs, current plan features relative to any proposed new features, the results of the most recent Say-on-Pay Vote and the performance of the plan’s internal and external administrators if any duties have been delegated.

7.	The Committee shall monitor the Company’s compliance with the requirements under the Sarbanes-Oxley Act of 2002 relating to 401(k) plans and loans to directors and officers and with all other applicable laws affecting employee compensation and benefits.

8.	Establish and periodically review policies concerning perquisite benefits and approve all special perquisites, special cash payments and other special compensation and benefits arrangements for officers and employees of the Company and approve all special perquisites, special cash payments and other special compensation and benefit arrangements for officers and employees of the Company.

9.	Determine and recommend to the Board for approval the Company’s policy with respect to change-of-control or “parachute” payments. In reviewing the Company’s policy with respect to change of control or “parachute” payments, the Committee may consider, among such other factors as it may deem relevant, the results of the most recent Say-on-Pay Vote on “parachute” payments, if any.

10.	Review and make recommendations to the Board with respect to executive officer and director indemnification and insurance matters.

11.	Review and recommend to the Board for approval the compensation of directors for their service to the Board. Review, evaluate and recommend changes, if appropriate, to the remuneration of directors.

12.	Approve compensation awards, including individual awards, as may be required to comply with applicable tax and state corporate laws.

13.	Review the Company’s compensation disclosures in its annual proxy statement and its Annual Report on Form 10-K filed with the U.S. Securities and Exchange Commission (the “SEC”) and assist management in complying with proxy statement and annual report requirements. Review and discuss the Company’s Compensation Discussion and Analysis (“CD&A”) with management and based on such review and discussion, determine whether to recommend to the Board that such compensation disclosures and CD&A be disclosed in the Company’s Annual Report on Form 10-K or annual proxy statement filed with the SEC, as applicable.

14.	Prepare any report required by applicable rules and regulations or listing standards, including reports on executive compensation required by the SEC to be included in the Company’s annual proxy statement, or, if the Company does not file a proxy statement, in the Company’s Annual Report filed on Form 10-K with the SEC.

15.	Review and assess the adequacy of this Charter annually and recommend to the Board any changes deemed appropriate by the Committee.

16.	Review its own performance annually.

17.	Report regularly to the Board.

18.	Perform any other activities consistent with this Charter, the Company’s by-laws and governing law, as the Committee or the Board deems necessary or appropriate.

V.	Resources

The Committee shall have the authority to retain or terminate, at its sole discretion, compensation consultants, independent legal counsel or other advisors (collectively, “Advisors”) to assist the Committee in its responsibilities and shall be directly responsible for the appointment, compensation and oversight of the work of such Advisors. Before retaining an Advisor (other than in-house legal counsel and any Advisor whose role is limited to consulting on broad-based, non-discriminatory plans or providing information that is not customized in particular for the Company (as described in Item 407(e)(3)(iii) of Regulation S-K), the Committee shall consider the independence of such Advisor, including any independence factors that it is required to consider by law or the Nasdaq Capital Market rules.

The chairperson of the Committee, at the request of any member of the Committee, may request that any officer, employee or advisor of the Company attend a meeting of the Committee or otherwise respond to Committee requests.

The Committee shall have the sole authority to determine the terms of engagement and the extent of funding necessary (and to be provided by the Company) for payment of compensation to any Advisors or other professionals retained to advise the Committee and ordinary administrative expenses of the Committee that are necessary or appropriate in carrying out its duties